Exhibit 99.2

1 JU N E 2 0 22 Patria & VBI Transaction Overview

Disclaimer 2 This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

Patria & VBI – Moving Forward in Real Estate

A COMBINED $1.5 BN AUM REAL ESTATE PLATFORM WITH OVER 60% IN PERMANENT CAPITAL STRUCTURES AND POSITIONED TO SCALE IN A FAST-GROWING MARKET

Since our IPO in early 2021, we have been delivering on all fronts…

1. *Solid Execution* across the investment cycle

- ***$1.5 billion*** raised in 1Q22
- Over ***$2 billion*** deployed in LTM
- ***$3.6 billion*** of portfolio appreciation over the LTM[1]
- Mature portfolio ready for divestment

2. *Strong Growth & Outlook*

- FEAUM up ***136%*** from one year ago
- ***50+%*** YoY FRE growth expected for 2022
- ***5+%*** dividend yield on FRE alone[2]

3. Great Investment Performance driving *Substantial Embedded Value*

- Net Accrued Performance Fees of ***$503 million*** as of 1Q22
- Equal to ***$3.40*** per share
- ***Doubled*** from one year ago

4. Significant *Platform Expansion* and *Diversification*

- First ***Infra Core Fund***
- ***Credit & Public Equities*** (Moneda)
- ***Growth Equity*** (Kamaroopin)
- ***First SPAC***

***Alternative Real Estate** stands out as a clear growth opportunity, and today we announce a significant step forward…*

PATRIA + VBI REAL ESTATE

- *VBI is one of the **top independent alternative real estate** asset managers in Brazil with BRL 5 billion (~USD 1 billion) in AUM and an **impressive track record** in a **fast-growing market***
- *The business is led by a **highly specialized** and **experienced team**, fully engaged and well positioned to serve as the **core of Patria's real estate platform in Brazil***
- *The two-stage transaction consists of an **initial acquisition of 50% of VBI, leading to a full integration** in stage two*
- *The addition of VBI **fills an important strategic space** in our platform on which we can build, and **adds valuable permanent capital AUM** as well as **capabilities for opportunistic investments***

PATRIA

Note: Data as of March 31, 2022. Reflects management's expectations as of May 10, 2022. Please see "Disclaimer" slide for information about the use of and reliance on projections; (1) Includes the impact of FX; (2) Considers 1Q22 annualized FRE which does not encompass additional growth for the year and Patria share price as of May 10, 2022

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VBI

Overview

- Founded in 2006, VBI currently manages ***BRL 5 billion*** (~USD 1.0Bn) of AUM ***fully focused on real estate***
- ***Launched 5 REITs (Permanent Capital)*** since 2018 including in ***Brazil's most relevant strategies*** – Logistics, Office and Credit – as well as Fund of Funds and Retail
- Team of ~***50 people***, including ***5 Senior Partners*** with average experience of ***20 years*** in the industry
- ***Outstanding reputation*** among the region's key clients and the Brazilian real estate market

Products

- ***REITs (Permanent Capital): 5 funds*** listed on the B3 stock exchange totaling approximately ***BRL 3.7 billion*** as of April 30, 2022

Logistics (LVBI11 - 2018)	Credit (CVBI11 - 2019)	Office (PVBI11 - 2020)	Retail (EVBI11 2020)
BRL 1.4 Bn	**BRL 1.0 Bn**	**BRL 1.0 Bn**	**BRL 138 mn**
			FoFs (RVBI11 2020)
			BRL 126 mn

- ***Drawdown development funds***: ***BRL 2 billion*** raised and ***40 investments*** concluded representing more than ***16 million*** square feet developed

Growth - Assets Under Management (BRL billions)



38% CAGR
1.9
2.4
4.0
5.0
2018
2019
2020
2021

Performance Highlights

Consistent outperformance versus peers in most relevant regional strategies

	Logistics (2018)	Credit (2019)	Office (2020)
Performance (Since Inception)[1]	24.5%	31.8%	5.1%
Outperformance vs. Market Average (12M bps)[2]	450	455	741

PATRIA

Note: (1) As of April 2022. Performance represents the total return including dividends paid and the market value appreciation of the shares; (2) As of March 2022. Market average considers average segment performance based on IFIX.

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5 Patria & VBI Total AUM Q1 2022 $27. 6 Bn 2.2 1.5 2.5 5 .3 11.6 5.6 Pro Forma Q1 2022 $28. 6 B n Total AUM Patria Patria & VBI (pro forma) The transaction triples Patria’s real estate AUM in Brazil with over 60% in permanent capital structures in a BRL 220+ billion market growing at a CAGR of 28% for the last five years The AUM for our Brazilian focused strategies now totals approximately $2.1 billion, of which $1.3 billion are in permanent capital vehicles, and we see a compelling opportunity to expand this model to other countries such as Mexico, Chile and Colombia Private Equity I n f r a s tr uc t u r e Credit Public Equities Real Estate Advisory & Distribution 2.2 0.4 2.5 5 .3 11.6 5 .6

Highly confidential and trade secret Why VBI? How VBI is positioned today What it means for Patria 1. 2. 3. 4. Among top independent alternative RE managers in the fast - growing Brazilian market 6 Well established manager positioned to serve as a scalable real estate platform for Patria in Brazil High quality AUM growing even faster than the market Incremental permanent capital AUM of BRL 3.7 bn (~USD 800 mn) Diversified portfolio with an impressive performance track record Attractive and diversified product offering on which Patria can continue to scale Institutionalized platform with sophisticated back - office processes and supporting systems Low level of integration complexities and potential for synergies

Highly confidential and trade secret One of the Top Independent Alternative RE Managers in Brazil 1. A Leading Player in an Attractive Market With an impressive track record led by a highly specialized and seasoned team , VBI established itself as a top independent alternative real estate manager in the fast - growing REIT market in Brazil BRL 220+ Billion The Brazilian market alone has over BRL 220 billion in listed real estate funds – an attractive opportunity to pursue market share expansion 28% AUM CAGR The REIT market in Brazil has grown at a CAGR of 28% in the last five years – and VBI is executing well to capture this growth Market Highlights 7 » REITs are an entry level product for local investors making Real Estate a compelling asset class to leverage the financial deepening in the region » REITs in Brazil have strong tax benefits and the asset class is generally well hedged against the impacts of inflation » In Brazil’s fragmented market, VBI is one of the top players with only ~2% share of the REIT market

Highly confidential and trade secret High Quality AUM Growing at a High Rate 2. 38% AUM CAGR (2018 - 2021) VBI has outpaced the market 3.7 1.4 BRL 5.0 billion Strong growth – 131% CAGR since its debut (2018 - 2021) Diversified product offering encompassing 5 listed REITs Solid presence in Brazil’s most relevant strategies – Logistics, Credit and Office AUM in BRL billions 100% long - dated Permanent Capital (REITs) Development Funds Long - dated drawdown structures Over 16 million square foot developed in approximately 40 investments 8

Highly confidential and trade secret Strong Investment Performance Source: (1) As of April 2022. Size figures represent book value; (2) As of March 2022; (3) Figures represent the market share of each VBI fund in its segment based on the IFIX representativeness; (4) Market average considers average segment performance based on IFIX. (5) As of April 2022. Performance represents the total return including dividends paid and the market value appreciation of the shares 3. Logi s t i cs (LVBI11) Credit ( C VB I 1 1 ) Office (PVBI11) 2018 2019 2020 Size (BRL Bn) 1 1.4 1.0 1.0 IFIX Market Share (%) 2 3 6.7% 2.3% 9.6% DY Annualized ( VBI | Market Avg.) 2 7.5% | 7.0% 13.4% | 10.1% 6.8% | 6.0% P/BV ( VBI | Market Avg.) 2 0.87x | 0.80x 1.03x | 0.90x 0.93x | 0.70x Outperformance vs. Market Average (12M bps) 2 4 450 455 741 Performance (Since Inception) 5 24.5% 31.8% 5.1% 9

Highly confidential and trade secret One of the Few Institutional Platforms in the Brazilian RE Market » VBI is a group of professionals with deep real estate expertise, delivering consistent strong returns » Sales, operating and back - offices areas are well organized, with systems and processes to support growth Real Estate Knowledge Seasoned team with technical expertise and strong reputation in operating in the Brazilian Alternative RE market Relationship with Clients VBI has good reputation with the most important Brazilian distributors, as well as with international clients Corporate Governance Processes in place to seek efficient governance in operational and investment matters Investment Team Well staffed and specialized team with expertise and track record across a diverse range of primary real estate sectors - office, logistics, residential, retail and structured credit - with the right incentives for performance Stable returns & performance Historical price to book value metric in stable levels in comparison to the market, what secures mgmt. fee revenue stream Legal & Compliance Senior and specialized legal team and compliance procedures in practice 4. 10

Transaction Overview THE TRANSACTION WILL BE COMPOSED OF TWO STAGES LEADING TO FULL INTEGRATION Stage 1 – expected to close within 60 days ▪ Patria will acquire 50% of VBI shares for cash consideration, plus the addition of Patria’s two existing Brazilian REIT vehicles (no dilution to current PAX shareholders) ▪ Patria’s real estate team will join forces with VBI, and VBI will effectively manage Patria’s real estate platform in Brazil ▪ Cash payments for stage 1 are scheduled in two installments to be paid in 2022 and 2023, plus one additional payment conditioned on VBI’s Fee Earning AUM growth to be paid between 2024 and 2027 ▪ When closed, will lead to full ownership and integration of VBI by Patria’s platform ▪ Payment will be divided in two annual installments to be paid in a combination of cash and PAX Class A shares, with the equity portion being capped at 50% of the total value ▪ VBI's leadership and employees will be fully incorporated into Patria ▪ Management team with 5 - year lock - up and additional non - compete provisions Stage 2 – expected to close in 24 - 36 months 11